

U.S. SECURITIES AND EXCHANGE COMMISSION

07003958



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO
8-41840

Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange Act of 1934
and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Chase Investment Services Corporation

Official Use Only

FIRM ID. NO.

SEC MAIL PROCESSING RECEIVED FEB 2 8 2007 WASH. D.C. 213 SECTION

PROCESSED MAR 15 2007 THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

300 South Riverside
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa L. Warta — (312) 954-1981 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

One North Wacker Drive	Chicago	IL	60606
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Teresa L. Warta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Chase Investment Services Corporation as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Teresa L. Warta-Chief Financial Officer

Notary Public

"OFFICIAL SEAL"
Barbara Ann Mann
Notary Public, State of Illinois
My Commission Exp. 10/06/2013

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income
	(d)	Statement of Cash Flows
	(e)	Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A Copy of the SIPC Supplemental Report
	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Chase Investment Services Corporation

(A wholly owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition

December 31, 2006

Chase Investment Services Corporation
(A wholly owned subsidiary of JPMorgan Chase & Co.)
Index
December 31, 2006



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Chase Investment Services Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Chase Investment Services Corporation (the "Company") at December 31, 2006, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2007

Chase Investment Services Corporation

(A wholly owned subsidiary of JPMorgan Chase & Co.)

Statement of Financial Condition

December 31, 2006

(in thousands, except for share data)

Assets		
Cash and cash equivalents	$	259,874
Cash and securities segregated under federal and other regulations		20,701
Receivable from broker-dealers and clearing organizations		23,092
Receivable from customers		2,161
Securities owned, at market value		2,273
Receivable from affiliates and parent		3,987
Other receivables		9,347
Goodwill		31,808
Deferred tax asset		9,978
Other assets		11,276
Total assets	$	374,497
Liabilities and Stockholder's Equity		
Payable to customers	$	812
Securities sold, not yet purchased, at market value		57
Payable to affiliates and parent		1,693
Accrued employee compensation and benefits		27,572
Current income taxes payable		15,022
Accounts payable		5,267
Other liabilities		13,412
Total liabilities		63,835
Stockholder's equity:		
Common stock, par value $1 per share; authorized 1,500 shares, 500 issued and outstanding		1
Additional paid-in capital		142,027
Retained earnings		168,634
Total stockholder's equity		310,662
Total liabilities and stockholder's equity	$	374,497

The accompanying notes are an integral part of this statement of financial condition.

(in thousands, except for share data)

1. Organization

Chase Investment Services Corporation ("CISC") is a wholly owned subsidiary of Banc One Capital Holdings LLC ("BOHC" or the "Parent"). BOHC is a wholly owned subsidiary of JPMorgan Chase & Co. ("JPMorgan Chase"). CISC is a registered broker dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). CISC is also a registered investment advisor under the Investment Advisory Act of 1940.

CISC's primary business activity is the sale and distribution of various investment products on behalf of its retail customers. CISC is a fully disclosed introducing broker for brokerage products, which include mutual funds, equities, and fixed income securities. The clearance and custody of customer transactions are provided by CISC's clearing broker, National Financial Services LLC ("NFS").

For the period January 1, 2006 through June 30, 2006, CISC was a direct subsidiary of Banc One Securities Corp ("BOSC"). The ownership of CISC was changed on July 1, 2006 through a corporate reorganization whereby the stock of CISC was remitted in the form of a dividend by BOSC to BOHC.

2006 Business Events

On October 1, 2006, JPMorgan Chase completed the acquisition of The Bank of New York Company Inc.'s ("The Bank of New York") consumer business banking and middle market banking businesses in exchange for selected corporate trust businesses, plus a cash payment. As a result of this transaction, CISC acquired certain retail brokerage accounts from The Bank of New York Investment Center, a wholly subsidiary of The Bank of New York. Goodwill of $31,808 was recorded in connection with this transaction.

On November 17, 2006, CISC sold to an affiliated broker dealer certain high net worth retail customer accounts designated as Private Client Services' accounts. On November 20, 2006, CISC purchased certain IRA roll-over and 401(k) self-directed brokerage accounts from an affiliated broker dealer. These transactions occurred between entities under common control and were recorded at fair value as a capital contribution from and a dividend to Parent, respectively.

2. Significant Accounting Policies

The accounting and financial reporting policies of CISC conform to accounting principles generally accepted in the United States of America and prevailing industry practices.

Use of Estimates in the Preparation of Financial Statements

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and of disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash on hand and on deposit and highly liquid investments with an original maturity of three months or less are considered cash and cash equivalents.

(in thousands, except for share data)

Securities Transactions
Securities transactions are recorded on the trade date. Customers' securities transactions are recorded on a settlement date basis, with related commission revenue recorded on a trade date basis. Amounts receivable and payable on unsettled transactions are recorded net in receivable from broker-dealers and clearing organizations on the accompanying statement of financial condition.

Other Assets
Other assets primarily include commissions advanced in the amount of $7,413 resulting from the sale of managed account products in an amount equal to revenue expected to be earned over the following twelve months, prepaid assets and furniture, equipment and leasehold improvements. Furniture, equipment and leasehold improvements of $824 are carried at cost less accumulated depreciation and amortization. CISC computes depreciation using the straight-line method over the estimated useful life of an asset which is three to ten years. For leasehold improvements, CISC uses the straight-line method over the remaining term of the leased facility or ten years, whichever is less. CISC capitalizes certain costs associated with the acquisition or development of internal-use software under Statement of Position ("SOP") 98-1. Once the software is ready for its intended use, these costs are amortized on a straight-line basis over the software's expected useful life, which is generally three years and reviewed for impairment on an ongoing basis.

Income Taxes
CISC uses the asset-and-liability method required by Statement of Financial Accounting Standard ("SFAS") No. 109, "Accounting for Income Taxes," to provide for income taxes on all transactions recorded in the financial statements. In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes" which clarifies the accounting for uncertainty in income taxes under SFAS 109. CISC expects the adoption of FIN 48 will have no effect on CISC's financial position.

The results of operations of CISC are included in the consolidated Federal, New York State, New York City and other state income tax returns filed by JPMorgan Chase. In addition, CISC files income tax returns in various states on a separate return basis. Pursuant to a tax sharing arrangement, JPMorgan Chase allocates to CISC its share of the consolidated tax expense or benefit based upon statutory rates applied to CISC's earnings as if it were filing separate returns. State and local taxes are provided on CISC's taxable income at the effective income tax rate applicable to the consolidated JPMorgan Chase entity.

Tax sharing agreements between JPMorgan Chase and CISC allow for intercompany payments to or from JPMorgan Chase for outstanding current income taxes and deferred tax assets or liabilities.

3. Cash and Securities Segregated under Federal and Other Regulations

At December 31, 2006, CISC segregated cash of $1 and U.S. Treasury securities with a market value of $20,700 in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the United States Securities and Exchange Commission ("SEC").

(in thousands, except for share data)

4. Securities Owned and Securities Sold, not yet Purchased

Securities owned and securities sold, not yet purchased, consist of trading securities and are recorded at market value. Market value is determined using readily available listed market prices. The market value and composition were as follows at December 31, 2006:

	Securities Owned	Securities Sold, not yet Purchased
State and municipal securities	$ 2,069	$ 25
Other securities	204	32
	$ 2,273	$ 57

Securities sold, not yet purchased, represent obligations of CISC to deliver specified securities and thereby create a liability to purchase the security in the market at prevailing prices.

Securities owned are held by CISC's clearing broker. Under the terms of the clearing agreement, NFS may rehypothecate these securities. CISC is subject to credit risk should the clearing broker be unable to fulfill its obligations to return the securities.

5. Receivable from Broker-Dealers and Clearing Organizations

The receivable from broker-dealers and clearing organizations primarily represents the amounts due to CISC relating to commission and fee revenues, net of the related clearing fees. These revenues and expenses result from customer securities transactions introduced by CISC and cleared by NFS on a trade date basis. The receivable also includes amounts due from NFS for cash balances in firm trading and error accounts.

6. Goodwill

On October 1, 2006, JPMorgan Chase completed the acquisition of The Bank of New York's consumer business banking and middle market banking businesses in exchange for selected corporate trust businesses, plus a cash payment. In connection with this transaction CISC paid $31,808 to an affiliate for its allocated portion of the purchase price, representing goodwill.

Goodwill is not amortized but instead tested for impairment in accordance with SFAS 142 "Goodwill and Other Intangible Assets". Goodwill is tested annually or more often if events or circumstances indicate that there may be impairment. Goodwill was not impaired at December 31, 2006, nor was any goodwill written off during 2006.

7. Credit Risk, Guarantees and Indemnification

CISC clears all of its securities transactions through its clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between CISC and NFS, the clearing broker has the right to charge CISC for losses that result from its customers' failure to fulfill their contractual obligations.

(in thousands, except for share data)

To minimize its risk, CISC, through its clearing broker, requires its customers to, at a minimum, meet margin requirements as specified under U.S. Treasury Regulation T. This margin requirement is a good faith deposit from the customer related to their trading obligations. If necessary, CISC may liquidate certain positions to satisfy the obligations of the customer. Management believes that the margin deposits at December 31, 2006 are adequate to mitigate the risk of material loss. In addition, CISC has the right to pursue collection or performance from customers and other counterparties who do not perform under their contractual obligations. CISC monitors the financial standing of NFS and all customers and counterparties to whom it extends credit. FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," requires the disclosure of representations and warranties which CISC enters into and which may provide general indemnifications to others. CISC in its normal course of business may enter into contracts that contain such representations and warranties. CISC's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against CISC that have not yet occurred. However, based on its experience, CISC believes the risk of loss to be remote.

8. Related-Party Transactions

In addition to operating expenses incurred by CISC, certain technology, communication and other shared corporate service costs are incurred in common for CISC by JPMorgan Chase and its other subsidiaries. CISC is allocated a share of the costs of these services proportionately based on an agreed methodology for each type of expense.

In addition, CISC from time to time may enter into transactions with other JPMorgan Chase subsidiaries. The aggregate receivables and payables related to these transactions at December 31, 2006 were $3,987 and $1,693, respectively.

CISC deposits certain cash balances with JPMorgan Chase Bank National Association ("JPMorgan Chase Bank N.A."), a wholly owned subsidiary of JPMorgan Chase. At December 31, 2006, such deposits amounted to $26,452. Cash equivalents of $233,422 are invested in various JPMorgan Chase money market funds.

9. Employee Compensation and Benefits

CISC's employees participate, to the extent they meet the minimum eligibility requirements, in various benefit plans sponsored by JPMorgan Chase. Additionally, CISC's employees may receive stock-based incentive compensation based on their performance and JPMorgan Chase's consolidated operating results.

Pension and Other Postretirement Plans

CISC's employees participate in the JPMorgan Chase U.S. qualified defined benefit pension plan which is noncontributory, and they may also participate in defined contribution plans sponsored by JPMorgan Chase Bank N.A.. In addition, through JPMorgan Chase, CISC provides postretirement medical and life insurance benefits to qualifying employees. These benefits vary with length of service and date of hire and provide for limits of CISC's share of covered medical benefits. The medical benefits are contributory, while the life insurance benefits are noncontributory. As of August 1, 2005, the eligibility requirements for employees to qualify for subsidized retiree medical

(in thousands, except for share data)

coverage were revised and life insurance coverage was eliminated for active employees retiring after 2005. There are no separate plans solely for the employees of CISC. Disclosures of pension benefit obligations and other postretirement benefits, including funded status, expense components and weighted-average actuarial assumptions for JPMorgan Chase on a consolidated basis have been included in the 2006 Annual Report of JPMorgan Chase & Co.

Employee Stock-Based Incentives
Certain key employees of CISC participate in JPMorgan Chase's long-term stock-based incentive plans that provide for grants of common stock-based awards, including stock options, restricted stock, restricted stock units, and stock appreciation rights. See the 2006 Annual Report of JPMorgan Chase & Co. for further disclosure.

10. Income Taxes

The significant component of deferred tax assets relates primarily to litigation expenses. At December 31, 2006, CISC has a net deferred tax asset of $9,978. CISC has concluded that it is more likely than not that the deferred tax asset will be realized and therefore, no valuation allowance is required.

In addition, at December 31, 2006, CISC has an income tax payable to JPMorgan Chase and state and local tax authorities of $15,022.

11. Fair Value

Securities owned and securities sold, not yet purchased are carried at fair value. Fair value is based upon listed market prices or dealer price quotations. Management estimates that the aggregate fair value of other financial assets and liabilities recognized on the statement of financial condition approximates carrying value, due to their short- term nature.

12. Commitments and Contingencies

CISC maintains reserves for certain outstanding litigation, including material legal proceedings. In accordance with SFAS 5 "Accounting for Contingencies", CISC accrues for litigation–related liabilities when it is probable that such a liability has been incurred and the amount of the loss can be reasonably estimated. While the outcome of litigation is inherently uncertain, management believes in light of all information known at December 31, 2006, the firm's litigation reserves were adequate at that date. Management reviews litigation exposures periodically, and the reserve may be increased or decreased in the future to reflect further litigation developments. CISC believes it has meritorious defenses to claims asserted against it and with respect to such litigation intends to continue to defend itself vigorously, litigating or settling cases, according to management's judgment as to what is in the best interest of CISC.

(in thousands, except for share data)

13. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, CISC's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose CISC to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and CISC has to purchase or sell the financial instrument underlying the contract at a loss.

14. Net Capital Requirements

CISC is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934); which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. CISC is required to maintain minimum net capital equal to the greater of $250 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2006, CISC had net capital of $227,958, which was $223,742 in excess of its required net capital of $4,216. CISC's ratio of aggregate indebtedness to net capital was 0.28 to 1 at December 31, 2006.


END